Tutor Perini Corporation

15901 Olden Street

Sylmar, CA 91342

Tel: 818/362-8391 Fax: 818/367-5379

July 19, 2017

VIA EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street,  N.E.

Washington, DC 20549

Re:	Tutor Perini Corporation
Form 10-K for the Year Ended December 31, 2016
Filed February 23, 2017
Definitive Proxy Statement Filed April 13, 2017
File No. 001-06314

Dear Mr. O’Brien:

Set forth below are the responses of Tutor Perini Corporation (the “Company”) to the letter dated July 6, 2017 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 and Definitive Proxy Statement filed on April 13, 2017.

For ease of reference, the Staff’s comments are reproduced below in bold font and followed by the Company’s responses thereto.

Form 10-K for the Year Ended December 31, 2016

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, Page F-8

1. You disclose that you classify construction-related receivables and payables that may be settled in periods exceeding one year from the balance sheet date as current. Please disclose the portion expected to be settled after one year. Refer to ASC 910-310-50 and 910-405-50.

Mr. Terence O’Brien

United States Securities and Exchange Commission

Response:

The Company classifies construction-related receivables and payables that may be settled in periods exceeding one year from the balance sheet date as current, consistent with the length of time of its project operating cycle. These amounts include costs and estimated earnings in excess of billings, as well as retainage receivables and payables. ASC 910-310-50 and 910-405-50 require the portion of construction-related receivables and payables expected to be settled after one year to be disclosed. In the Annual Report on Form 10-K for the year ended December 31, 2016, the Company provided disclosure regarding the amount of costs and estimated earnings in excess of billings estimated by management to be collected beyond one year (Page F-9). In response to the Staff’s comment and to more fully comply with ASC 910-310-50 and 910-405-50,  the Company will expand its disclosures to include the portion of retainage receivables and retainage payables expected to be settled after one year,  beginning with its Annual Report on Form 10-K for the year ended December 31, 2017. Further, to the extent there is a material change during the interim periods, the Company will provide an update in its future quarterly filings. As of December 31, 2016, the Company estimated that approximately 26% and 28% of retainage receivables and retainage payables, respectively, were to be settled after one year (but within the length of time of its project operating cycle).

Note 7 – Contingencies and Commitments, Page F-22

2. You state that a material adverse financial impact due to the insurers’ denial of coverage and WSDOT’s legal actions related to the Alaskan Way Viaduct matter is neither probable nor remote. If it is at least a reasonable possibility, please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response:

If a loss contingency is reasonably possible, ASC 450-20-50-4 requires the disclosure of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As of February 23, 2017, the filing date of our Annual Report on Form 10-K for the year ended December 31, 2016, the related legal proceedings were still in the early stages, and while the Company concluded a loss was reasonably possible, we could not estimate the possible loss or range of loss. In response to the Staff’s comment and to more fully comply with ASC 450-20-50-4, beginning with Form 10-Q for the quarterly period ended June 30, 2017, the Company will expand the disclosure to include either a statement that such an estimate cannot reasonably be made or, if reasonably estimable, an estimate of the possible loss or range of loss.

Mr. Terence O’Brien

United States Securities and Exchange Commission

Definitive Proxy Statement filed April 13, 2017

Compensation Discussion and Analysis, page 26

General

3. Please tell us whether the $3.75 million payment was pursuant to a further agreement or understanding with Mr. Tutor, as it appears that the employment agreement you have filed as exhibit 10.1 to Form 8-K filed December 24, 2014 provides for $5 million succession planning bonus upon the finalization of a board approved succession plan including the naming of a successor for the role of the Chief Executive Officer. We note your disclosure on page 31 that the Compensation Committee has no current plans to consider significant future bonuses to your CEO that could be considered discretionary. It is unclear from your disclosure if the remaining $1.25 million will no longer be paid to Mr. Tutor. Please tell us whether the Compensation Committee has terminated the remaining bonus under the employment agreement or whether Mr. Tutor has elected to forgo the remaining amounts due. In future filings, to the extent that any of the remaining succession plan bonus is paid, please disclose the basis of the award.

Response:

The $3.75 million payment made to Mr. Tutor in 2015 was a partial payment towards the $5 million succession planning bonus that is payable to Mr. Tutor pursuant to the terms of his December 2014 amended and restated employment agreement and is not part of any further agreement or understanding with Mr. Tutor. The remaining $1.25 million of the $5 million succession planning bonus will be paid to Mr. Tutor as the succession plan is finalized and the basis for any related payment will be disclosed accordingly.

Annual Incentive Compensation, page 37

4. We note that you disclose the Pre-Tax Income target performance metric for your annual incentive compensation. However, you do not disclose the threshold and maximum level of achievement. In future filings please disclose the threshold, target and maximum level of achievement required for each performance metric and payouts for each level of achievement. Please provide the staff with proposed revised disclosure.

Response:

In future filings, the Company will disclose the threshold, target and maximum level of achievement required for each performance metric and payouts for each level of achievement.

Mr. Terence O’Brien

United States Securities and Exchange Commission

Below is an example of how the Company expects to disclose this information in future filings:

The following table presents the 20XX threshold, target and maximum bonus opportunities as a percentage of each executive's base salary and the payouts associated with each level of achievement.

	Threshold		Target		Maximum
Named Executive Officer	Base Salary (%)	Payout ($)	Base Salary (%)	Payout ($)	Base Salary (%)	Payout ($)
	XX	XX	XX	XX	XX	XX

For each performance metric (e.g., pre-tax income, cash flow from operations, safety and individual performance),  the applicable targets set by the Compensation Committee,  the performance ranges and the actual performance achieved,  as calculated based on the plan formula for 20XX, were as follows:

(Dollars in thousands)		Performance Ranges
Named Executive Officer	Metric	Threshold ($)	Target ($)	Maximum ($)	20XX Results ($)	Achievement (%)
	(e.g., pre-tax income, etc.)	XX	XX	XX	XX	XX

Long-Term Incentives, page 38

5. In future filings please disclose threshold, target and maximum level of achievement required for each metric and payouts for each level of achievement. Please provide the staff with proposed revised disclosure.

Response:

In future filings, the Company will disclose the threshold, target and maximum levels of achievement required for each long-term incentive metric and the payouts for each level of achievement. Below is an example of how the Company expects to disclose this information in future filings:

Mr. Terence O’Brien

United States Securities and Exchange Commission

During 20XX, the following NEOs received equity grants with potential payouts as specified below:

Performance Ranges and Payouts
(Dollars in thousands)		Threshold		Target		Maximum
Named Executive Officer	Metric	Achievement Level	Share Payout	Achievement Level	Share Payout	Achievement Level		Share Payout
NEO #1	3-year relative TSR	XXth percentile	XX	YYth percentile	YY		ZZth percentile	ZZ

NEO #2	3-year Consolidated Pre-Tax Income	$ XX	XX	$ YY	YY	$	ZZ	ZZ

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley

Gary G.  Smalley

Executive Vice President and Chief Financial Officer